DLA Piper LLP (US) 1000 Louisiana Street, Suite 2800 Houston, Texas 77002-5005 www.dlapiper.com Frank Wu frank.wu@dlapiper.com T 713.425.8446 F 713.300.6046

September 20, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Russell Mancuso

Tom Jones

Praveen Kartholy

Gary Todd

Re:          Amendment No. 3 to Registration Statement on Form S-1 for Applied Optoelectronics, Inc.

Filed on September 20, 2013

Registration Statement No. 333-190591

Ladies and Gentlemen:

We are submitting this letter on behalf of Applied Optoelectronics, Inc. (the “Company”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as a courtesy to the Staff in connection with the Company’s Registration Statement publicly filed on August 13, 2013 (the “Registration Statement”).  The Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and four marked copies of Amendment No. 3 (against Amendment No. 2 to the Registration Statement filed on September 11, 2013).

If you should have any questions regarding the above or the Registration Statement, please do not hesitate to call the undersigned at (713) 425-8446.

Very truly yours,

DLA Piper LLP (US)

/s/ Frank Wu
Frank Wu
Partner

cc:           Chi-Hsiang (Thompson) Lin (Applied Optoelectronics, Inc.)

James L. Dunn, Jr. (Applied Optoelectronics, Inc.)

Philip Russell (DLA Piper LLP (US))

J. Robert Suffoletta (Wilson Sonsini Goodrich & Rosati, Professional Corporation)